April 2012 Preliminary Terms No. 151 Registration Statement No. 333-178081 Dated April 2, 2012 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in Commodities

PLUS Based on the Performance of the Backwardation Enhanced S&P GSCI Light Energy Commodity Index – Excess Return due April 4, 2014
Performance Leveraged Upside SecuritiesSM
The PLUS offered are senior unsecured obligations of Morgan Stanley, will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the accompanying prospectus supplement for PLUS and prospectus, as supplemented or modified by this document.  At maturity, if the underlying commodity index has appreciated in value, investors will receive the stated principal amount of their investment plus leveraged upside performance of the underlying commodity index.  However, if at maturity the underlying commodity index has depreciated in value, investors will lose 1% for every 1% decline in the value of the underlying commodity index.  Investors may lose their entire initial investment in the PLUS. The PLUS are for investors who seek a commodity index-based return and who are willing to risk their principal and forgo current income in exchange for the leverage feature.  The PLUS are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.  All payments on the PLUS are subject to the credit risk of Morgan Stanley.
SUMMARY TERMS
Issuer:	Morgan Stanley
Aggregate principal amount:	$
Stated principal amount:	$1,000 per PLUS
Issue price:	$1,000 per PLUS
Pricing date:	April 2, 2012
Original issue date:	April 5, 2012 (3 business days after the pricing date)
Maturity date:	April 4, 2014
Underlying commodity index:	Backwardation Enhanced S&P GSCI Light Energy Commodity Index – Excess Return
Payment at maturity:
If the final index value is greater than the initial index value:
$1,000 + leveraged upside payment
If the final index value is less than or equal to the initial index value:
$1,000 x index performance factor
This amount will be less than or equal to the stated principal amount of $1,000 and could be zero.

Leveraged upside payment:	$1,000 x index percent increase x leverage factor
Index percent increase:	(final index value – initial index value) / initial index value
Leverage factor:	132%
Index performance factor:	final index value / initial index value
Initial index value:	, which is the index value of the underlying commodity index on the pricing date, subject to postponement for non-index business days and certain market disruption events.
Final index value:	The index value of the underlying commodity index on the valuation date.
Index value:	For any index business day, the official settlement price of the underlying commodity index as published by the underlying commodity index publisher or its successor on such date.
Valuation date:	April 1, 2014, subject to postponement for non-index business days and certain market disruption events
CUSIP:	617482N34
ISIN:	US617482N344
Listing:	The PLUS will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest.”
Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to company
Per PLUS	$1,000	$1	$999
Total	$	$	$
(1)
Selected dealers and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $1 for each PLUS they sell.  See “Supplemental information concerning plan of distribution; conflicts of interest” on page 13.  For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for PLUS.

The PLUS involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 4.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these PLUS, or determined if this document or the accompanying prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The PLUS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.  Please also see “Additional Information About the PLUS” at the end of this document.

Prospectus Supplement for PLUS dated November 21, 2011            Prospectus dated November 21, 2011

PLUS Based on the Performance of the Backwardation Enhanced S&P GSCI Light Energy Commodity Index – Excess Return due April 4, 2014
Performance Leveraged Upside SecuritiesSM

Investment Summary

Performance Leveraged Upside Securities

The PLUS Based on the Performance of the Backwardation Enhanced S&P GSCI Light Energy Commodity Index – Excess Return due April 4, 2014 (the “PLUS”) offer 132% leveraged upside.  Investors can use the PLUS:

▪	To gain access to the underlying commodity index and provide a measure of diversification of underlying asset class exposure, subject to the credit risk of the issuer

▪	As an alternative to direct exposure to the underlying commodity index that enhances returns for positive performance of the underlying commodity index

▪	To achieve similar levels of upside exposure to the underlying commodity index as a direct investment, while using fewer dollars by taking advantage of the leverage factor

Maturity:	Approximately 2 years
Leverage factor:	132%
Minimum payment at maturity:	None
Coupon:	None

Key Investment Rationale

PLUS offer leveraged exposure to a wide variety of assets and asset classes, including equities, commodities and currencies. These investments allow investors to capture enhanced returns relative to the asset’s actual positive performance. The leverage typically applies only for a certain range of price performance. At maturity, an investor will receive an amount in cash that may be greater than, equal to or less than the stated principal amount based upon the closing value of the asset on the valuation date.  Investors may lose their entire initial investment in the PLUS.  The PLUS are senior unsecured obligations of Morgan Stanley, and all payments on the PLUS are subject to the credit risk of Morgan Stanley.

This approximately two-year investment offers 132% leveraged upside on the positive performance of the underlying commodity index.  Investors can use the PLUS to leverage returns by a factor of 132%, while maintaining similar risk as a direct investment in the underlying commodity index.

Leveraged Performance	The PLUS offer investors an opportunity to capture enhanced returns for a certain range of positive performance relative to a direct investment in the underlying commodity index.
Upside Scenario	The underlying commodity index increases in value and, at maturity, the PLUS redeem for the stated principal amount of $1,000 plus 132% of the index percent increase.
Par Scenario	The underlying commodity index stays unchanged in value and, at maturity, the PLUS redeem for the stated principal amount of $1,000.
Downside Scenario
The underlying commodity index declines in value and, at maturity, the PLUS redeem for less than the stated principal amount by an amount proportionate to the decline.  This amount will be less than the $1,000 stated principal amount and could be zero.

April 2012	Page 2

PLUS Based on the Performance of the Backwardation Enhanced S&P GSCI Light Energy Commodity Index – Excess Return due April 4, 2014
Performance Leveraged Upside SecuritiesSM

How PLUS Work

Payoff Diagram
The payoff diagram below illustrates the payment at maturity on the PLUS based on the following terms:

Stated principal amount:	$1,000 per PLUS
Leverage factor:	132%
Minimum payment at maturity:	None

PLUS Payoff Diagram

▪
Upside Scenario.  If the final index value is greater than the initial index value, investors will receive the $1,000 stated principal amount plus 132% of the appreciation of the underlying commodity index.  There is no maximum payment at maturity on the PLUS.

▪      If the underlying commodity index appreciates 10%, investors would receive a 13.2% return, or $1,132 per PLUS at maturity.

▪      If the underlying commodity index appreciates 40%, investors would receive a 52.8% return, or $1,528 per PLUS at maturity.

▪	Par Scenario. If the final index value is equal to the initial index value, investors will receive the stated principal amount at maturity.

▪
Downside Scenario.  If the final index value is less than the initial index value, investors will receive an amount that is equal to or less than the $1,000 stated principal amount, based on a 1% loss of principal for each 1% decline in the underlying commodity index.  There is no minimum payment at maturity on the PLUS and accordingly investors can lose their entire initial investment in the PLUS.

▪      If the underlying commodity index depreciates 10%, investors would lose 10% of their principal and receive only $900 per PLUS at maturity, or 90% of the stated principal amount.

▪      If the underlying commodity index depreciates 50%, investors would lose 50% of their principal and receive only $500 per PLUS at maturity, or 50% of the stated principal amount.

April 2012	Page 3

PLUS Based on the Performance of the Backwardation Enhanced S&P GSCI Light Energy Commodity Index – Excess Return due April 4, 2014
Performance Leveraged Upside SecuritiesSM

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the PLUS.  For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the accompanying prospectus supplement for PLUS and prospectus.  We also urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the PLUS.

▪
PLUS do not pay interest or guarantee return of principal.  The terms of the PLUS differ from those of ordinary debt securities in that the PLUS do not pay interest and do not guarantee the return of any principal at maturity.  If the final index value is less than the initial index value, the payout at maturity will be an amount in cash that is less than the $1,000 stated principal amount of each PLUS by an amount proportionate to the decrease in the value of the underlying commodity index.  There is no minimum payment at maturity on the PLUS, and, accordingly, you could lose your entire investment.

▪
The market price of the PLUS will be influenced by many unpredictable factors.  Several factors, many of which are beyond our control, will influence the value of the PLUS in the secondary market and the price at which MS & Co. may be willing to purchase or sell the PLUS in the secondary market.  We expect that generally the value of the underlying commodity index at any time will affect the value of the PLUS more than any other single factor.  Other factors that may influence the value of the PLUS include: the volatility (frequency and magnitude of changes in value) of the underlying commodity index at any time; the market prices of the commodities and the commodity contracts underlying the underlying commodity index, and the volatility of such prices; trends of supply and demand for the commodities underlying the underlying commodity index at any time; interest and yield rates in the market; geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the commodity contracts underlying the underlying commodity index or commodities generally and that may affect the value of the underlying commodity index on the valuation date; and any actual or anticipated changes in our credit ratings or credit spreads.  As a result, you may receive less, and possibly significantly less, than the stated principal amount per PLUS if you try to sell your PLUS prior to maturity.

▪
The PLUS are subject to the credit risk of Morgan Stanley, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the PLUS.  You are dependent on Morgan Stanley’s ability to pay all amounts due on the PLUS at maturity, and therefore you are subject to the credit risk of Morgan Stanley.  If Morgan Stanley defaults on its obligations under the PLUS, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the PLUS prior to maturity will be affected by changes in the market’s view of Morgan Stanley’s creditworthiness.  Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the PLUS.

▪
The amount payable on the PLUS is not linked to the value of the underlying commodity index at any time other than the valuation date.  The final index value will be based on the value of the underlying commodity index on the valuation date.  Even if the underlying commodity index appreciates prior to the valuation date but then drops on the valuation date to below the initial index value, the payment at maturity will be less, and may be significantly less, than it would have been had the payment at maturity been linked to the index value prior to such drop.  Although the actual index value on the stated maturity date or at other times during the term of the PLUS may be higher than the final index value, the payment at maturity will be based solely on the index value on the valuation date.

▪
An investment in the PLUS will expose you to concentrated risk to a limited number of commodities underlying the underlying commodity index.  Whereas the S&P GSCITM Light Energy Commodity Index – Excess Return, on which the underlying commodity index is based, consists of futures contracts on 24 different commodities, the underlying commodity index consists of contracts on only 9 commodities.  As described in more detail under “Annex A––The Backwardation Enhanced S&P GSCITM Light Energy Commodity Index – Excess Return,” the underlying commodity index consists of futures contracts on only one commodity from each of the metals, grains, softs and livestock sectors that have been selected at the beginning of the relevant year as commodities exhibiting the highest

April 2012	Page 4

PLUS Based on the Performance of the Backwardation Enhanced S&P GSCI Light Energy Commodity Index – Excess Return due April 4, 2014
Performance Leveraged Upside SecuritiesSM

level of backwardation and on all energy commodities except for natural gas.  As a result, the underlying commodity index does not provide as diversified an exposure to commodities as the broad-based S&P GSCITM Light Energy Commodity Index – Excess Return, and an investment in the PLUS may therefore bear risks similar to a securities investment concentrated in a limited number of commodities.

▪
Any significant changes to the backwardation characteristics of the selected components of the underlying commodity index will adversely affect the value of the underlying commodity index.  The S&P GSCITM Light Energy Commodity Index – Excess Return, on which the underlying commodity index is based, is composed of futures contracts on physical commodities.  Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity.  As the futures contracts that compose the underlying commodity index approach expiration, they are replaced by contracts that have a later expiration.  Thus, for example, a contract purchased and held in January may specify a February expiration.  As time passes, the contract expiring in February is replaced by a contract for delivery in March.  This process is referred to as “rolling.”  If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the February contract would take place at a price that is higher than the price of the March contract, thereby creating a “roll yield.”

The underlying commodity index consists of futures contracts on five out of the six energy commodities (except natural gas) included in the S&P GSCITM Light Energy Commodity Index – Excess Return and on only one commodity from each of the metals, grains, softs and livestock sectors that have been selected at the beginning of the relevant year as commodities exhibiting the highest level of backwardation.  Because the underlying commodity index composition or weightings will remain static except as adjusted at yearly rebalancings, any decrease in the backwardation characteristics exhibited by the selected components or reversal in the trend, resulting in the applicable components exhibiting contango and the consequent negative “roll yields,” would adversely affect the value of the underlying commodity index and, accordingly, the value of the PLUS.  While the underlying commodity index attempts to outperform the S&P GSCITM Light Energy Commodity Index – Excess Return by tracking the commodities exhibiting stronger backwardation characteristics at yearly rebalancings, there can be no assurance that the underlying commodity index will in fact outperform the S&P GSCITM Light Energy Commodity Index – Excess Return in either the short or long run.

▪
There is limited historical information for the underlying commodity index.  The underlying commodity index has been calculated and publicly disseminated since July 1, 2010, and the levels of the underlying commodity index for the earlier period has been calculated retrospectively on a hypothetical basis with an initial index level of 282.9862 on the underlying commodity index base date of January 3, 2000.  Because there is limited historical information for the underlying commodity index, your investment in the PLUS may involve a greater risk than investing in securities linked to one or more indices with an established record of performance.

▪
Not equivalent to investing in the underlying commodity index.  Investing in the PLUS is not equivalent to investing in the underlying commodity index or the commodity futures contracts that underlie the underlying commodity index.

▪
Investments linked to commodities are subject to sharp fluctuations in commodity prices.  Investments, such as the PLUS, linked to the prices of commodities are subject to sharp fluctuations in the prices of commodities and related contracts over short periods of time for a variety of factors, including: changes in supply and demand relationships; weather; climatic events; the occurrence of natural disasters; wars; political and civil upheavals; acts of terrorism; trade, fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates; and trading activities in commodities and related contracts.  These factors may affect the settlement price of the underlying commodity index and the value of your PLUS in varying and potentially inconsistent ways.

▪
Suspensions or disruptions of market trading in commodity and related futures markets could adversely affect the price of the PLUS.  The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention.  In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of

April 2012	Page 5

PLUS Based on the Performance of the Backwardation Enhanced S&P GSCI Light Energy Commodity Index – Excess Return due April 4, 2014
Performance Leveraged Upside SecuritiesSM

fluctuation in futures contract prices which may occur during a single business day.  These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.”  Once the limit price has been reached in a particular contract, no trades may be made at a different price.  Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices.  These circumstances could adversely affect the value of the underlying commodity index and, therefore, the value of the PLUS.

▪
The underlying commodity index may in the future include contracts that are not traded on regulated futures exchanges.  The underlying commodity index was originally based solely on futures contracts traded on regulated futures exchanges (referred to in the United States as “designated contract markets”).  At present, the underlying commodity index continues to be composed exclusively of regulated futures contracts.  As described below, however, the underlying commodity index may in the future include over-the-counter contracts (such as swaps and forward contracts) traded on trading facilities that are subject to lesser degrees of regulation or, in some cases, no substantive regulation.  As a result, trading in such contracts, and the manner in which prices and volumes are reported by the relevant trading facilities, may not be subject to the same provisions of, and the protections afforded by, the Commodity Exchange Act of 1936, as amended, or other applicable statutes and related regulations, that govern trading on regulated futures exchanges.  In addition, many electronic trading facilities have only recently initiated trading and do not have significant trading histories.  As a result, the trading of contracts on such facilities and the inclusion of such contracts in the indices may be subject to certain risks not presented by most exchange-traded futures contracts, including risks related to the liquidity and price histories of the relevant contracts.

▪
Adjustments to the underlying commodity index could adversely affect the value of the PLUS.  The publisher of the underlying commodity index may substitute the commodity contracts constituting the underlying commodity index or make other methodological changes that could change the value of the underlying commodity index.  The underlying commodity index publisher may discontinue or suspend calculation or publication of the underlying commodity index at any time. Any of these actions could adversely affect the value of the PLUS.  Where the underlying commodity index is discontinued, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the underlying commodity index and will be permitted to consider indices that are calculated and published by the calculation agent or any of its affiliates.

▪
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the PLUS at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the PLUS and the cost of hedging our obligations under the PLUS that are included in the original issue price.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions.  Our subsidiaries may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the PLUS or in any secondary market transaction.  In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

▪
The PLUS will not be listed on any securities exchange and secondary trading may be limited.  The PLUS will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the PLUS.  MS & Co. may, but is not obligated to, make a market in the PLUS.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the PLUS easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the PLUS, the price at which you may be able to trade your PLUS is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were to cease making a market in the PLUS, it is likely that there would be no secondary market for the PLUS.  Accordingly, you should be willing to hold your PLUS to maturity.

▪
The calculation agent, which is a subsidiary of the issuer, will make determinations with respect to the PLUS.  As calculation agent, Morgan Stanley Capital Group Inc. (“MSCG”) will determine the initial index value and the final

April 2012	Page 6

PLUS Based on the Performance of the Backwardation Enhanced S&P GSCI Light Energy Commodity Index – Excess Return due April 4, 2014
Performance Leveraged Upside SecuritiesSM

index value, and will calculate the amount of cash you will receive at maturity, if any.  Determinations made by MSCG in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events or calculation of the index value of the underlying commodity index in the event of a market disruption event, may adversely affect the payout to you at maturity.

▪
Hedging and trading activity by our subsidiaries could potentially adversely affect the value of the PLUS.  One or more of our subsidiaries expect to carry out hedging activities related to the PLUS (and possibly to other instruments linked to the underlying commodity index), including trading in swaps or futures contracts on the underlying commodity index and on the commodity contracts underlying the underlying commodity index.  Some of our subsidiaries also trade in financial instruments related to the underlying commodity index or the prices of the commodity contracts underlying the underlying commodity index on a regular basis as part of their general broker-dealer and other businesses.  Any of these hedging or trading activities on or prior to the pricing date could potentially increase the value of the underlying commodity index on the pricing date and, as a result, could increase the value at which the underlying commodity index must be on the valuation date so that investors do not suffer a loss on their initial investment in the PLUS.  Additionally, such hedging or trading activities during the term of the PLUS could potentially affect the value of the underlying commodity index and, accordingly, the amount of cash investors will receive at maturity, if any.

▪
The U.S. federal income tax consequences of an investment in the PLUS are uncertain.  Please read the discussion under “Fact Sheet ― General Information ― Tax considerations” in this document and the discussion under “United States Federal Taxation” in the accompanying prospectus supplement for PLUS (together the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of an investment in the PLUS.  If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment, the timing and character of income on the PLUS might differ significantly from the tax treatment described in the Tax Disclosure Sections.  For example, under one treatment, U.S. Holders could be required to accrue into income original issue discount on the PLUS every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the PLUS as ordinary income.  The issuer does not plan to request a ruling from the IRS regarding the tax treatment of the PLUS, and the IRS or a court may not agree with the tax treatment described in the Tax Disclosure Sections.  In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the PLUS.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the PLUS, possibly with retroactive effect.  Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the PLUS, including possible alternative treatments,  the issues presented by this notice and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction

April 2012	Page 7

PLUS Based on the Performance of the Backwardation Enhanced S&P GSCI Light Energy Commodity Index – Excess Return due April 4, 2014
Performance Leveraged Upside SecuritiesSM

Underlying Commodity Index Overview

The Backwardation Enhanced S&P GSCI Light Energy Commodity Index – Excess Return was developed by Morgan Stanley Capital Group Inc., which we refer to as MSCG, in collaboration with Standard & Poor’s Financial Services LLC, which we refer to as S&P, and is calculated, maintained and published daily by S&P.  The underlying commodity index is a modified version of the S&P GSCI Light Energy Index – Excess Return, which we refer to as the light energy index, that consists of only the selected components from the light energy index deemed to exhibit stronger backwardation characteristics.  The light energy index, in turn, is a modified version of the S&P GSCI Total Return Index that comprises the same commodity contracts as the S&P GSCI Total Return Index but with reduced exposure to the energy sector.  While the light energy index is composed of 24 commodity contracts, the underlying commodity index is composed of only 9 commodity contracts.  Commodities are in backwardation if prices for the relevant futures contracts are lower in the distant delivery months than in the nearer delivery months, resulting in a “roll yield” when contracts with nearer delivery months, as they approach expiration, are replaced by contracts with distant delivery months.

For more information relating to backwardation, see “Risk Factors––Any significant changes to the backwardation characteristics of the selected components of the index will adversely affect the value of the index” and “Annex A––The Backwardation Enhanced S&P GSCI Light Energy Commodity Index – Excess Return” in this document.

The following is a list of the commodity contracts included in the underlying commodity index (and the sector they represent) and the respective weightings for 2012.

Sector	Components	Weightings
Energy	WTI Crude Oil, Brent Crude, Gasoline RBOB, Heating Oil, Gasoil	38%
Metals	Copper	22%
Grains	Soybeans	22%
Livestock	Live Cattle	9%
Softs	Sugar	9%

For a more complete description of the underlying commodity index, the light energy index and the S&P GSCI Index, see “Annex A––The Backwardation Enhanced S&P GSCI Light Energy Commodity Index – Excess Return” in this document.

Underlying commodity index information as of March 29, 2012:

Bloomberg Ticker Symbol:	SPBBLP*
Current Index Value:	938.8515
52 Weeks Ago:	972.3344
52 Week High (on 4/8/2011):	1,011.7000
52 Week Low (on 10/4/2011):	795.8766

* The Bloomberg ticker symbol is being provided for reference purposes only.  The index value on any trading day will be determined based on the price published by S&P.

April 2012	Page 8

PLUS Based on the Performance of the Backwardation Enhanced S&P GSCI Light Energy Commodity Index – Excess Return due April 4, 2014
Performance Leveraged Upside SecuritiesSM

The following graph sets forth the indicative and historical values of the underlying commodity index from January 1, 2007 to March 29, 2012.  The related table sets forth the published high and low closing values, as well as end-of-quarter closing values for each quarter in the same period.  Because S&P began public dissemination of the underlying commodity index on July 1, 2010, the values of the underlying commodity index set forth below prior to July 1, 2010 were calculated on a hypothetical basis by MSCG as though the underlying commodity index had been published during that period, using the current calculation methodology for the underlying commodity index.  The closing value of the underlying commodity index on March 29, 2012 was $938.8515.  We obtained the information in the table and graph below from Bloomberg Financial Markets, without independent verification.  The historical performance of the underlying commodity index should not be taken as an indication of its future performance.

Indicative and Historical Daily Closing Values of the
Backwardation Enhanced S&P GSCI Light Energy Commodity Index – Excess Return
January 1, 2007 to March 29, 2012

April 2012	Page 9

PLUS Based on the Performance of the Backwardation Enhanced S&P GSCI Light Energy Commodity Index – Excess Return due April 4, 2014
Performance Leveraged Upside SecuritiesSM

Backwardation Enhanced S&P GSCI Light Energy Commodity Index – Excess Return	High	Low	Period End
2007
First Quarter	759.6346	658.8479	759.6346
Second Quarter	799.8217	755.8757	799.8217
Third Quarter	884.2514	755.5294	876.8058
Fourth Quarter	943.3765	848.2724	930.1619
2008
First Quarter	1,087.5149	899.0001	997.8320
Second Quarter	1,232.5050	995.4751	1,232.5050
Third Quarter	1,272.8477	896.5421	899.8368
Fourth Quarter	888.2389	496.8625	548.9236
2009
First Quarter	586.3287	485.2170	552.8039
Second Quarter	709.4544	549.2391	674.6855
Third Quarter	746.3570	616.5953	713.0449
Fourth Quarter	791.4260	688.7744	791.4260
2010
First Quarter	818.9651	710.1672	770.7719
Second Quarter	793.2245	664.3495	689.5290
Third Quarter	797.1960	676.1036	797.1960
Fourth Quarter	942.3576	792.2217	942.3576
2011
First Quarter	997.6937	917.6843	985.5393
Second Quarter	1,011.7000	902.8173	932.7219
Third Quarter	986.6645	816.8478	816.8478
Fourth Quarter	896.8884	795.8766	866.8902
2012
First Quarter (through March 29, 2012)	965.9969	866.8902	938.8515

“Standard & Poor’s®,” “S&P®” and “S&P GSCI™” are trademarks of Standard & Poor’s Financial Services LLC and have been licensed for use by Morgan Stanley.  For more information, see “License Agreement between S&P and Morgan Stanley” in Annex A.

April 2012	Page 10

PLUS Based on the Performance of the Backwardation Enhanced S&P GSCI Light Energy Commodity Index – Excess Return due April 4, 2014
Performance Leveraged Upside SecuritiesSM

Additional Information About the PLUS

Please read this information in conjunction with the summary terms on the front cover of this document.

Bull market or bear market PLUS:	Bull market PLUS
Postponement of maturity date:
If the scheduled valuation date is not an index-business day or if a market disruption event occurs on that day so that the valuation date as postponed falls less than two business days prior to the scheduled maturity date, the maturity date of the PLUS will be postponed to the second business day following that valuation date as postponed.

Underlying commodity index publisher:	Standard & Poor’s Financial Services LLC (“S&P”) and any successor thereof
Denominations:	$1,000 and integral multiples thereof
Minimum ticketing size	$1,000 / 1 PLUS
Trustee:	The Bank of New York Mellon
Calculation agent:	Morgan Stanley Capital Group Inc. (“MSCG”) and its successors
Tax considerations:
Although there is uncertainty regarding the U.S. federal income tax consequences of an investment in the PLUS due to the lack of governing authority, in the opinion of our counsel, Davis Polk & Wardwell LLP, under current law, and based on current market conditions, a PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.

Assuming this treatment of the PLUS is respected and subject to the discussion in “United States Federal Taxation” in the accompanying prospectus supplement for PLUS, the following U.S. federal income tax consequences should result based on current law:

▪ A U.S. Holder should not be required to recognize taxable income over the term of the PLUS prior to settlement, other than pursuant to a sale or exchange.

▪    Upon sale, exchange or settlement of the PLUS, a U.S. Holder should recognize gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the PLUS.  Such gain or loss should be long-term capital gain or loss if the investor has held the PLUS for more than one year, and short-term capital gain or loss otherwise.

In 2007, the U.S. Treasury Department and the Internal Revenue Service (the “IRS”) released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the PLUS.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the PLUS, possibly with retroactive effect.

Both U.S. and non-U.S. investors considering an investment in the PLUS should read the discussion under “Risk Factors” in this document and the discussion under “United States Federal Taxation” in the accompanying prospectus supplement for PLUS and consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the PLUS, including possible alternative treatments, the issues presented by the aforementioned notice and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

The discussion in the preceding paragraphs under “Tax considerations” and the section entitled “United States Federal Taxation” in the accompanying prospectus supplement for PLUS, insofar as they purport to describe provisions of U.S. federal income tax laws or legal

April 2012	Page 11

PLUS Based on the Performance of the Backwardation Enhanced S&P GSCI Light Energy Commodity Index – Excess Return due April 4, 2014
Performance Leveraged Upside SecuritiesSM

conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the PLUS.
Use of proceeds and hedging:
The net proceeds we receive from the sale of the PLUS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the PLUS through one or more of our subsidiaries.

On or prior to the pricing date, we, through our subsidiaries or others, expect to hedge our anticipated exposure in connection with the PLUS by taking positions in swaps or futures contracts on the underlying commodity index or on the commodity contracts that underlie the underlying commodity index or positions in any other available instruments that we may wish to use in connection with such hedging. Such purchase or sale activity on or prior to the pricing date could increase the value of the underlying commodity index on the pricing date and, therefore, increase the value at which the underlying commodity index must close on the valuation date so that investors do not suffer a loss on their initial investment in the PLUS.  In addition, through our subsidiaries, we are likely to modify our hedge position throughout the life of the PLUS by purchasing and selling futures contracts on the underlying commodity index or commodity contracts that underlie the underlying commodity index or positions in any other available instruments that we may wish to use in connection with such hedging activities.  We cannot give any assurance that our hedging activities will not affect the index value and, therefore, adversely affect the value of the PLUS or the payment you will receive at maturity.  For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying prospectus supplement for PLUS.

Benefit plan investor considerations:
Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the PLUS.  Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may each be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”).  ERISA Section 406 and Code Section 4975 generally prohibit transactions between Plans and parties in interest or disqualified persons.  Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the PLUS are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the PLUS are acquired pursuant to an exemption from the “prohibited transaction” rules.  A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the PLUS.  Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers).  In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the issuer of the securities nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption).  There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the PLUS.

Because we may be considered a party in interest with respect to many Plans, the PLUS may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited.  Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the PLUS will be deemed

April 2012	Page 12

PLUS Based on the Performance of the Backwardation Enhanced S&P GSCI Light Energy Commodity Index – Excess Return due April 4, 2014
Performance Leveraged Upside SecuritiesSM

to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the PLUS that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such PLUS on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding or disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the PLUS on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

Each purchaser and holder of the PLUS has exclusive responsibility for ensuring that its purchase, holding and disposition of the PLUS do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law.  The sale of any PLUS to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the PLUS if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc., Morgan Stanley or Morgan Stanley Smith Barney LLC (“MSSB”) or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of PLUS by the account, plan or annuity.

Additional considerations:
Client accounts over which Citigroup Inc., Morgan Stanley, MSSB or any of their respective subsidiaries have investment discretion are not permitted to purchase the PLUS, either directly or indirectly.

Supplemental information concerning plan of distribution; conflicts of interest:
Selected dealers, which may include our affiliates, and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $1 for each PLUS they sell.
MS & Co. is our wholly-owned subsidiary. MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.  See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” and “Use of Proceeds and Hedging” in the accompanying preliminary pricing supplement.

Contact:
Morgan Stanley Smith Barney clients may contact their local Morgan Stanley Smith Barney branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

Where you can find more information:
Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by the prospectus supplement for PLUS) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for PLUS and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov.  Alternatively, Morgan Stanley, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement for PLUS if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at.www.sec.gov as follows:

Prospectus Supplement for PLUS dated November 21, 2011
Prospectus dated November 21, 2011

Terms used in this document are defined in the prospectus supplement for PLUS or in the prospectus.  As used in this document, the “Company,” “we,” “us” and “our” refer to Morgan Stanley.

“Performance Leveraged Upside SecuritiesSM” and “PLUSSM” are our service marks.

April 2012	Page 13

PLUS Based on the Performance of the Backwardation Enhanced S&P GSCI Light Energy Commodity Index – Excess Return due April 4, 2014
Performance Leveraged Upside SecuritiesSM

Annex A—The Backwardation Enhanced S&P GSCI Light Energy Commodity Index – Excess Return

We have derived all information regarding the underlying commodity index contained in this document including, without limitation, its make-up and method of calculation from publicly available information.  We make no representation or warranty as to the accuracy or completeness of such information.

The underlying commodity index was developed by Morgan Stanley Capital Group Inc. (“MSCG”) in collaboration with Standard & Poor’s Financial Services LLC (“S&P”) and is calculated, maintained and published daily by S&P.  The underlying commodity index is based upon the S&P GSCI Light Energy Index described below, which is in turn based upon the S&P GSCI™ Index described further down below.  The S&P GSCI Excess Return Index incorporates the returns of the S&P GSCI™ Spot Index as well as the discount or premium obtained by “rolling” hypothetical positions in such contracts forward as they approach delivery.  The S&P GSCI Spot Index is based on price levels of the contracts included in the S&P GSCI Index.

S&P GSCI Light Energy Index – Excess Return

The S&P GSCI Light Energy Index – Excess Return (the “Light Energy Index”), on which the underlying commodity index is directly based, is composed of the same commodity futures contracts as the S&P GSCI Index but with those weights for contracts in the energy sector having been divided by 4.  Because the weights of energy-related S&P GSCI Index commodities are reduced in the Light Energy Index relative to the S&P GSCI Index, the relative weights of the remaining S&P GSCI Index commodities are necessarily increased.  As a result, although the Light Energy Index contains all of the S&P GSCI Index commodities that are included in the S&P GSCI Index, they are not world-production weighted in the same manner as the S&P GSCI Index.

The Light Energy Index consists of the following commodity contracts that are divided into the following sectors:

Sector	Components
Energy	WTI Crude Oil, Brent Crude, Natural Gas, Gasoline RBOB, Heating Oil, Gasoil
Metals	Copper, Aluminium, Lead, Nickel, Zinc, Gold, Silver
Grains	Wheat, Kansas Wheat, Corn, Soybeans
Livestock	Lean Hogs, Live Cattle, Feeder Cattle
Softs	Coffee, Sugar, Cocoa, Cotton

Backwardation Enhanced S&P GSCI Light Energy Commodity Index – Excess Return

The underlying commodity index is a modified version of the S&P GSCI Light Energy Index that favors the components in the Light Energy Index that are in backwardation.

At the start of each year, components with the highest annualized roll return in each sector except the energy sector are selected for inclusion in the underlying commodity index and the weight of the corresponding sector as a whole in the Light Energy Index is assigned to that component in the underlying commodity index.  Roll return for a component is the difference between the Excess Return and the Spot Return versions of the S&P GSCI sub-index for that component.  For the energy sector, all components except natural gas are included in the underlying commodity index.  The following is a list of the commodity contracts included in the underlying commodity index (and the sector they represent) and the respective weightings for 2012:

Sector	Components	Weightings
Energy	WTI Crude Oil, Brent Crude, Gasoline RBOB, Heating Oil, Gasoil	38%
Metals	Copper	22%
Grains	Soybeans	22%
Livestock	Live Cattle	9%
Softs	Sugar	9%

April 2012	Page 14

PLUS Based on the Performance of the Backwardation Enhanced S&P GSCI Light Energy Commodity Index – Excess Return due April 4, 2014
Performance Leveraged Upside SecuritiesSM

The underlying commodity index employs a modified roll period that occurs, for the months of February through December (both inclusive), from the first to fourth S&P GSCI business day of the relevant month.  For the month of January, roll period occurs from the fifth to ninth S&P GSCI business day of the month.

The S&P GSCI™ – ER

The S&P GSCI™ – ER is a world production-weighted index that is designed to reflect the relative significance of each of the underlying commodities in the world economy.  The S&P GSCI™–ER represents the return of a portfolio of commodity futures contracts included in the S&P GSCI™, the composition of which, on any given day, reflects the contract production weight and “roll weights” of the contracts included in the S&P GSCI™.  The S&P GSCI™ is an index on a production-weighted basket of principal non-financial commodities (i.e., physical commodities) that satisfy specified criteria.  The S&P GSCI™ is designed to be a measure of the performance over time of the markets for these commodities.  The only commodities represented in the S&P GSCI™ are those physical commodities on which active and liquid contracts are traded on trading facilities in major industrialized countries.  The commodities included in the S&P GSCI™ are weighted, on a production basis, to reflect the relative significance of such commodities to the world economy. The fluctuations in the value of the S&P GSCI™ are intended generally to correlate with changes in the prices of such physical commodities in global markets. The S&P GSCI™ has been normalized such that its hypothetical level on January 2, 1970 was 100.  Futures contracts on the S&P GSCI™, and options on such futures contracts, are currently listed for trading on the Chicago Mercantile Exchange.

For a more complete description of the underlying commodity index, including risks relating thereto, see “Annex I—Certain Additional Commodity and Commodity Index Risks—The S&P GSCITM Light Energy Index - Excess Return” and “Annex II— Certain Additional Commodity Index Information—The S&P GSCI™ - ER” in the accompanying prospectus supplement.

License Agreement between S&P and Morgan Stanley.  Standard & Poor’s Financial Services LLC (“S&P”) and Morgan Stanley have entered into a non-exclusive license agreement providing for the license to Morgan Stanley, and certain of its affiliated or subsidiary companies, in exchange for a fee, of the right to use the Backwardation Enhanced S&P GSCI™ Light Energy Commodity Index–Excess Return, which is owned and published by S&P, in connection with securities, including the PLUS.

The license agreement between S&P and Morgan Stanley provides that the following language must be set forth in this document:

The PLUS are not sponsored, endorsed, sold or promoted by S&P.  S&P haS not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the PLUS.  S&P makes no representation or warranty, express or implied, to the holders of the PLUS or any member of the public regarding the advisability of investing in securities generally or in the PLUS particularly, or the ability of the underlying commodity to track general agricultural commodity market performance.  S&P’ only relationship to us (the “Licensee”) is in the licensing of the underlying commodity index and S&P® trademarks or service marks and certain trade names of S&P and the use of the underlying commodity index which is determined, composed and calculated by S&P without regard to the Licensee or the PLUS.  S&P has no obligation to take the needs of the Licensee or the owners of the PLUS into consideration in determining, composing or calculating the underlying commodity index.  S&P is not responsible for and has not participated in the determination of the timing, prices, or quantities of the PLUS to be issued or in the determination or calculation of the equation by which the PLUS are to be converted into cash.  S&P has no liability in connection with the administration, marketing or trading of the PLUS.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE UNDERLYING COMMODITY INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE PLUS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE UNDERLYING COMMODITY INDEX OR ANY DATA INCLUDED THEREIN.  S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE UNDERLYING COMMODITY INDEX OR ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE

April 2012	Page 15

PLUS Based on the Performance of the Backwardation Enhanced S&P GSCI Light Energy Commodity Index – Excess Return due April 4, 2014
Performance Leveraged Upside SecuritiesSM

ANY LIABILITY FOR LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

“Standard & Poor’s®,” “S&P®” and “S&P GSCI™” are trademarks of Standard & Poor’s Financial Services LLC and have been licensed for use by Morgan Stanley.  The PLUS have not been passed on by S&P as to their legality or suitability.  The PLUS are not issued, endorsed, sold or promoted by S&P. S&P MAKES NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE PLUS.

April 2012	Page 16